

February 18, 2014

Via E-Mail
Johnathan Lindsay
Chief Financial Officer
Development Capital Group, Inc.
5441 NW 15th Street, Suite 1
Margate, Florida 33063

      Re: Development Capital Group, Inc.
              Form 10-K for the Year Ended March 31, 2013
              Filed July 3, 2013
              File No. 000-54566

Dear Mr. Lindsay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2013

Notes to the Financial Statements

Note 5. Stockholders' Equity, page F-10

1. We note your disclosure that during the year ended March 31, 2012 and also on April 23, 2012, you issued stock for services and compensation. It also appears that you valued the stock issued in both transactions at $.001 per share. In light of the fact that it appears from your disclosures on page 5 that your stock was trading at an amount significantly higher than $.001 per share, please explain to us how you determined or calculated the fair value of the shares issued in these transactions. If the stock was valued at "fair value," please tell us how that fair value was calculated or determined. Also, if the fair value of your share was not based on the recent trading prices for your shares, please explain why you believe your valuation was appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief